UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

Griffin House, 161 Hammersmith Rd, London, United Kingdom
W6 8BS
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Liberty Global 401(k) Savings and Stock Ownership Plan
Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for plan benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for plan benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, Colorado
June 21, 2022

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2021	2020

Investments, at fair value:
Money market funds	$1,530,568	$2,511,729
Mutual funds	39,668,142	34,688,701
Employer shares	11,075,707	9,204,844
Total investments	52,274,417	46,405,274
Notes receivable from participants	81,811	173,243
Net assets available for Plan benefits	$52,356,228	$46,578,517

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2021

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,685,671
Employer	1,484,301
Rollovers	207,957
Total contributions	3,377,929
Investment income:
Net appreciation in fair value of investments	4,488,150
Interest and dividends	3,022,537
Total investment income	7,510,687
Interest income on notes receivable from participants	7,954
Distributions to participants and notes deemed distributed	(5,133,776)
Revenue sharing, fees and expenses, net	14,917
Net increase in net assets available for Plan benefits	5,777,711
Net assets available for Plan benefits, beginning of year	46,578,517
Net assets available for Plan benefits, end of year	$52,356,228

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2021

(1)    Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) is a subsidiary of Liberty Global plc (Liberty Global), a public limited company organized under the laws of England and Wales. LGI, as the Plan sponsor, reserves the right to amend the Plan at any time. In these notes, the term “Liberty Global” may refer, as the context requires, to Liberty Global plc or collectively to Liberty Global plc and its subsidiaries.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 21, 2022, the date of issuance.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates. It was last restated in January 2022.

Eligibility

Employees of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees, part-time employees and interns with less than 1,000 hours of service and residents of Puerto Rico are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan document. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution elections on the first day of every month. Liberty Global may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Global reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). During 2021, participant elective pre-tax and Roth deferral contributions were limited to $19,500 and combined participant and employer contributions per participant were limited to $58,000. Catch-up contributions for individuals age 50 and over were limited to $6,500 during 2021.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions. All employer matching contributions are made in Liberty Global Class C ordinary shares, irrespective of the form in which Liberty Global elects to satisfy the employer contributions receivable. Liberty Global ordinary shares contributed by the employer can be transferred by participants to any investment in the Plan, except for the Fidelity Cash Reserves Money Market Fund accounts. Employer contributions that are not directed by the participant remain in Liberty Global Class C ordinary shares.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2021

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated, plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). During 2021 and 2020, forfeitures of $11,557 and nil, respectively, were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2021 and 2020 were $24,525 and $9,589, respectively.

Investment Options

As of December 31, 2021, the Plan had various investment options, including 28 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability and financial hardship (as defined in the Plan document) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to total disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2021
Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan’s valuation policies utilizing information provided by the investment advisors, the custodian and the Trustee. For additional information, see note 3.

Net appreciation or depreciation in the fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between the fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 Income Taxes

The Plan has adopted a Fidelity “volume submitter” plan. Fidelity received an IRS advisory letter for the volume submitter plan on June 30, 2020, stating that the Plan is qualified and the trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded, as of December 31, 2021 and 2020, that there are no uncertain tax positions taken or expected to be taken, which would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Liberty Global Ordinary Shares

Fidelity holds Liberty Global ordinary shares on behalf of the Plan. Each participant or beneficiary of a deceased participant has the right to direct the Trustee as to the manner of voting with respect to the Liberty Global ordinary shares that have been allocated to the respective participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2021
Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued and unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to offset future employer matching contributions, and then to pay Plan expenses, if any, except for participant loan, distribution or asset-based fees, all of which are paid by the respective participants. Other administrative expenses of the Plan are paid directly by LGI and, accordingly, are not included in the Plan financial statements. No Trustee or record keeping fees were paid to Fidelity through the forfeiture account during 2021. Loan, distribution and asset-based fees paid by participants were $22,617 during 2021.

Proceeds from revenue sharing, as described below under Related-party/Party-in-Interest Transactions, may be used to offset Plan expenses incurred by participants. For Form 5500 reporting, this amount has been reflected separately from Plan expenses and included as other income.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain mutual funds and money market funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. In addition, the Plan includes two employer share funds. Purchases and sales for the year ended December 31, 2021 with respect to these employer share funds are set forth below:

	Purchases	Sales

Liberty Global Class A Ordinary Shares	$6,837	$(2,728)
Liberty Global Class C Ordinary Shares	1,477,764	(1,356,030)
Total	$1,484,601	$(1,358,758)

Notes receivable from participants are also party-in-interest transactions.

Each of the Plan’s mutual funds pay investment management fees, and many of these mutual funds may receive income in the form of revenue sharing based on the performance of the fund. These amounts are added to or deducted from the net asset value of the shares of each mutual fund held by the Plan and are reflected in the net fees and expenses of those funds. Such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During 2021, the aggregate revenue sharing amount received by the Plan was $36,625, which was allocated to participant accounts as prescribed in the Plan document.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2021
(3)    Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2021, no such transfers were made.

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer shares. As of December 31, 2021 and 2020, all Plan investments were measured at fair value. These investments are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and, accordingly, are classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2021	2020

Mutual funds	$39,668,142	$34,688,701
Employer shares	11,075,707	9,204,844
Money market funds	1,530,568	2,511,729
Total	$52,274,417	$46,405,274

(4)    Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) ordinary shares of Liberty Global. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global ordinary shares are also exposed to risks specific to Liberty Global. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 21% and 20% of the net assets available for Plan benefits as of December 31, 2021 and 2020, respectively. Accordingly, price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits. See note 5, COVID-19 Pandemic, for further disclosure of risks and uncertainties related to COVID-19.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2021
(5)    COVID-19 Pandemic
The global Coronavirus (COVID-19) pandemic continues to impact the economies of the countries in which we operate. It is not currently possible to estimate the duration and severity of the COVID-19 pandemic or the adverse economic impact resulting from the preventative measures taken to contain or mitigate its outbreak, therefore no assurance can be given that an extended period of global economic disruption would not have a material adverse impact on our business, including the financial impact on the fair value of Plan assets.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
EIN 46-1947033, Plan Number 001
December 31, 2021
    Supplemental Schedule I

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Liberty Global Class C ordinary shares	Ordinary shares	374,229	$10,512,099
	American Funds Growth Fund of America Class R6	Mutual fund	82,166	6,109,830
*	Fidelity Total Market Index Fund	Mutual fund	44,771	5,989,458
	Baron Growth Fund Institutional Shares	Mutual fund	24,412	2,969,718
*	Fidelity Freedom 2040 Fund	Mutual fund	213,534	2,600,849
	Dodge and Cox Stock Fund	Mutual fund	10,257	2,515,556
*	Fidelity Freedom 2030 Fund	Mutual fund	122,466	2,366,049
*	Fidelity Freedom 2035 Fund	Mutual fund	131,342	2,222,309
	Artisan International Fund	Mutual fund	68,188	2,089,964
	Victory Sycamore Small Company Opportunity Index Fund	Mutual fund	30,284	1,590,499
	Vanguard Treasury Money Market Fund	Money market fund	1,529,119	1,529,119
*	Fidelity Freedom 2025 Fund	Mutual fund	98,522	1,513,298
*	Fidelity Freedom 2050 Fund	Mutual fund	102,910	1,448,976
*	Fidelity Freedom 2020 Fund	Mutual fund	83,349	1,386,933
	Metropolitan West Total Return Bond Fund	Mutual fund	110,297	1,128,334
*	Fidelity Short Term Bond Index Fund	Mutual fund	106,392	1,077,752
*	Fidelity Freedom 2045 Fund	Mutual fund	71,720	999,775
*	Fidelity Total International Index Fund	Mutual fund	61,355	879,824
*	Fidelity Freedom Income Fund Class K	Mutual fund	57,611	682,117
*	Liberty Global Class A ordinary shares	Ordinary shares	20,318	563,608
	PIMCO High Yield Fund Institutional Class	Mutual fund	56,785	512,766
*	Fidelity Freedom 2055 Fund	Mutual fund	30,713	499,398
*	Fidelity Freedom 2015 Fund	Mutual fund	19,712	256,850
	DFA Global Real Estate Securities Portfolio	Mutual fund	13,370	179,825
*	Fidelity Inflation Protected Bond Fund	Mutual fund	14,338	160,014
*	Fidelity Freedom 2060 Fund	Mutual fund	9,904	147,068
*	Fidelity U.S. Bond Index	Mutual fund	9,968	119,421
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	5,260	116,044
*	Fidelity Freedom 2010 Fund	Mutual fund	6,623	104,109
*	Fidelity Freedom 2065 Fund	Mutual fund	69	929
*	Fidelity Freedom 2005 Fund	Mutual fund	38	477
*	Fidelity Cash Reserves Money Market Fund	Money market fund	1,449	1,449
	Total investments			52,274,417
*	Notes receivable from participants	Interest rates of 4.25% through 6.50%, various maturity dates through 2030		81,811
	Total assets held at the end of the year			$52,356,228
_______________
*    Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ JASON WALDRON
Jason Waldron Senior Vice President, Chief Accounting Officer for Liberty Global, Inc. as Plan Sponsor

June 21, 2022

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as a part of this Report —

23.1 – Consent of Independent Registered Public Accounting Firm – BDO USA, LLP